Form 51-102F3

Material Change Report

Item 1.  Name and Address of Company

C21 Investments Inc. (the "Company")
Suite 170 - 601 West Cordova Street
Vancouver, British Columbia
Canada  V6B 1G1

Item 2. Date of Material Change

 May 6, 2024

Item 3. News Release

News Release dated May 6, 2024 was disseminated through Newsfile Corp.

Item 4. Summary of Material Change

The Company announced the closing of its non-brokered private placement offering of convertible debenture units of the Company (collectively, the "Convertible Debenture Units") whereby the Company issued a total of 4,000 Convertible Debenture Units at a price of C$1,000 per Convertible Debenture Unit for aggregate gross proceeds of C$4,000,000 (the "Private Placement").

Item 5.1  Full Description of Material Change

The Company announced the closing of the Private Placement of Convertible Debenture Units whereby the Company issued a total of 4,000 Convertible Debenture Units at a price of C$1,000 per Convertible Debenture Unit for aggregate gross proceeds of C$4,000,000.

The net proceeds raised from the Private Placement will be used by the Company to fund the Company's wholly-owned Nevada subsidiary, Silver State Relief, LLC's ("Silver State") acquisition of Deep Roots Harvest, Inc.'s ("Deep Roots") assets related to the operation of their 6,500 square-foot, purpose-built, operational retail cannabis dispensary located in Southern Reno, Nevada. This acquisition is in accordance with the terms of the asset purchase agreement entered into between Silver State and Deep Roots (the "Dispensary Acquisition"). See news release dated March 15, 2024. The net proceeds from the Private Placement, combined with the Company's cash reserves, will be used to satisfy the remaining purchase price of US$3.4 million for the Dispensary Acquisition.

Each Convertible Debenture Unit offered under the Private Placement is comprised of: (i) one convertible debenture of the Company (each, a "Convertible Debenture") in the principal amount of C$1,000 (the "Principal Amount") convertible into common shares of the Company ("Common Shares", and each such Common Share, a "Conversion Share"); and (ii) 1,000 detachable Common Share purchase warrants (each, a "Warrant"), with each Warrant exercisable into one Common Share at a price of C$0.55 per share for a period of 30 months from the issue date of the Convertible Debenture Units (the "Issue Date"). The Convertible Debentures are governed by a trust indenture (the "Debenture Indenture") dated May 6, 2024 entered into between the Company and Alliance Trust Company ("Alliance"), as trustee, registrar and transfer agent in connection with the Convertible Debentures.

Subject to earlier conversion, redemption or purchase, the repayment of the Principal Amount of the Convertible Debentures will be made in twenty-five (25) equal monthly instalments (each, a “Monthly Instalment”), each equal to the outstanding Principal Amount of the Debentures on the Issue Date divided by 25, with the final payment to be made on such date that is 30 months from the Issue Date (the “Maturity Date”). Each Monthly Instalment shall be paid on the last day of each calendar month (each, a “Monthly Instalment Date”), beginning on the last day of the sixth calendar month from the Issue Date, with the first of such Monthly Instalments collectively due and payable on October 31, 2024 (the “Release Date”). Each Monthly Instalment shall be paid to the holders of Convertible Debentures (each, a “Debentureholder”) in cash, unless a Debentureholder elects to receive Common Shares as payment for the Principal Amount payable on any given Monthly Instalment Date equal to that number of Common Shares obtained by dividing the aggregate amount of the Monthly Instalment by the Conversion Price (as defined below). In the event that the Convertible Debentures are converted into Common Shares by a Debentureholder or redeemed by the Company in accordance with the terms of the Debenture Indenture prior to the Maturity Date, the amount of each remaining Monthly Instalment on the date of such conversion or redemption shall be proportionally adjusted to reflect the outstanding Principal Amount after the occurrence of such conversion or redemption.

The outstanding Principal Amount owing under the Convertible Debentures will accrue interest from the Issue Date at rate of 12.0% per annum, payable quarterly in cash.

Any outstanding Principal Amount may be converted into Conversion Shares at the option of a Debentureholder at any time after the Issue Date and prior to the Maturity Date at a conversion price (the "Conversion Price") of C$0.45 per Conversion Share. In addition, the Company may elect to repay any portion of the Principal Amount outstanding under the Convertible Debentures, in cash or, at the election of each Debentureholder, in Conversion Shares, at any time prior to the Maturity Date without penalty.

The Convertible Debentures are redeemable by the Company, in whole or in part, at any time and from time to time, commencing on the Release Date until the Maturity Date at a cash redemption price equal to the Principal Amount outstanding at the time of redemption, or, at the option of a Debentureholder, for Common Shares equal to the aggregate Principal Amount of the Convertible Debentures held by such Debentureholder at the time of the exercise of such option divided by the Conversion Price. All accrued interest payable on the Convertible Debentures in connection with such redemption shall be paid in cash.

Pursuant to the terms of the Debenture Indenture, the Company has pledged as security in favour of Alliance, on behalf of the Debentureholders, all of the shares of 320204 Nevada Holdings Corp., an indirect, wholly-owned subsidiary of the Company which holds in turn all of the shares in the Company's Nevada operating subsidiaries.

All securities issued pursuant to the Private Placement have a hold period expiring September 7, 2024.

Item 5.2 Disclosure for Restructuring Transactions

 Not applicable.

Item 6. Reliance on subsection 7.1(2) of National Instrument 51-102

 Not applicable.

Item 7. Omitted Information

 Not applicable.

Item 8. Executive Officer

Michael Kidd, Chief Financial Officer
Telephone:  +1 833 289-2994

Item 9. Date of Report

 May 13, 2024

Cautionary Note Regarding Forward-Looking Information and Statements:

This material change report contains certain "forward-looking information" within the meaning of applicable Canadian securities legislation and may constitute "forward-looking statements" within the meaning of the United States Private Securities Litigation Reform Act of 1995 (collectively, "Forward-Looking Statements"). Such Forward-Looking Statements represent the Company's beliefs and expectations regarding future events, plans or objectives, many of which, by their nature, are inherently uncertain and outside of the Company's control.

Forward-Looking Statements include, but are not limited to, statements with respect to the completion of the Private Placement and intended use of proceeds therefrom. Forward-Looking Statements are based on assumptions, estimates, analyses and opinions of management of the Company at the time they were provided or made in light of its experience and its perception of trends, current conditions and expected developments, as well as other factors that management believes to be relevant and reasonable in the circumstances, including: (i) successful completion of the Private Placement; (ii) successful completion of the Dispensary Acquisition and the integration of the assets acquired in connection therewith; (iii) the ability to manage anticipated and unanticipated costs; (iv) achieving the anticipated results of the Company's strategic plans; and (v) general economic, financial market, regulatory and political conditions in which the Company operates.

A variety of factors, including known and unknown risks, many of which are beyond the Company's control, could cause actual results to differ materially from the Forward-Looking Statements in this material change report. Such factors include, without limitation, the inability to complete the Private Placement, raise the necessary or desired funds to complete the Dispensary Acquisition or achieve the Company's strategic business plan; the inability to effectively manage growth; inputs, suppliers and skilled labour being unavailable or available only at uneconomic costs; the adequacy of the Company's capital resources and liquidity, including but not limited to, availability of sufficient cash flow to execute the Company's business plan, including the Dispensary Acquisition (either within the expected timeframe or at all); changes in general economic, business and political conditions, including changes in the financial markets; changes in applicable laws generally and adverse future legislative and regulatory developments involving medical and recreational marijuana; the risks of operating in the marijuana industry in the United States, and those other risk factors discussed in the Company's 20F filing with the SEC and Annual Information Form filing on SEDAR+.

Although the Company believes that the assumptions and factors used in preparing, and the expectations contained in, the Forward-Looking Statements are reasonable, undue reliance should not be placed on such information and statements, and no assurance or guarantee can be given that such Forward-Looking Statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such information and statements. Should assumptions underlying the Forward-Looking Statements prove incorrect, actual results may vary materially from those described herein as intended, planned, anticipated, believed, estimated or expected.

The Forward-Looking Statements contained in this material change report are made as of the date of this material change report, and the Company does not undertake to update any Forward-Looking Statements that are contained or referenced herein, except in accordance with applicable securities laws.